EXHIBIT 2.1

AGREEMENT AND PLAN OF MERGER

by and between

MARLBOROUGH SOFTWARE DEVELOPMENT HOLDINGS, INC.,

a Delaware corporation,

and

PAGEFLEX ACQUISITIONS, INC.,

a Delaware corporation

August 20, 2013

i

Table of Contents (continued)

ii

INDEX OF DEFINED TERMS

Affiliate	1.01(a)
Agreement	Preamble
Benefit Plans	1.01(b)
Business Day	1.01(c)
Certificate	3.01(a)(i)
Certificate of Merger	2.03
Chosen Courts	10.08
Closing	2.02
Closing Date	2.02
Company	Preamble
Company Acquisition Proposal	1.01(d)
Company Acquisition Transaction	1.01(e)
Company Board	4.04(c)
Company Board Recommendation	4.04(c)
Company Common Stock	3.01(a)(i)
Company Common Stock Option	3.03(b)
Company Common Stock Plan	3.03(b)
Company Information	4,09
Company Preferred Stock	3.01(a)(ii)
Company SEC Documents	4.05(a)
Company Superior Offer	1.01(f)
Contract	1.01(g)
Converted Shares	3.01(a)(i)
DGCL	5
Effective Time	2.03
Exchange Act	4.05(a)
Excluded Shares	3.01(b)
Expenses	1.01(h)
Filed Company SEC Documents	Article IV
Financial Advisor	4.08
GAAP	4.05(b)
Governmental Entity	1.01(i)
Indemnified Party	7.04(a)
Interim Period	6.01(a)
Key Persons	6.01(a)(vii)
Knowledge	1.01(j)
Law	1.01(k)
Lease	1.01(l)
Material Adverse Effect	8.02(a), 1.01(m)
Merger	Recitals
Merger Consideration	3.01(a)(i)
Merger Sub	Preamble
Order	1.01(o)
Outside Date	9.01(b)(i)
Parent Information	5.05
Parent Material Adverse Effect	1.01(n)
Person	1.01(p)
Preferred Stock	4.03
Proxy Statement	4.09
Representative	1.01(q)
Schedule 13E-3	4.09

SEC	5.02(b)
Securities Act	4.05(a)
Solvent	5.07
SOX	4.05(a)
Special Committee	Recitals
Stockholder Approval	4.07
Stockholders	3.01
Stockholders’ Meeting	7.01(c)
Subsidiary	1.01(r)
Surviving Corporation	2.01
Tax	1.01(s)
Taxing Authority	1.01(t)
Voting Agreements	Recitals
Warrants	4.03

AGREEMENT AND PLAN OF MERGER

AGREEMENT AND PLAN OF MERGER (this “Agreement”) made and entered into as of August 20, 2013, by and between PAGEFLEX ACQUISITIONS, INC., a Delaware corporation (“Merger SPV”), and MARLBOROUGH SOFTWARE DEVELOPMENT HOLDINGS, INC., a Delaware corporation (the “Company”).

RECITALS

WHEREAS, the parties intend that Merger SPV be merged with and into the Company upon the terms set forth herein (the “Merger”), with the Company surviving the Merger;

WHEREAS, the Board of Directors of the Company, acting upon the unanimous recommendation of a special committee consisting solely of independent directors (the “Special Committee”), has (i) determined that it is in the best interests of the Company and its shareholders to enter into this Agreement, (ii) approved the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby, including the Merger, and (iii) resolved to recommend adoption of this Agreement by the shareholders of the Company;

WHEREAS, the Board of Directors of Merger SPV has unanimously approved this Agreement and declared it advisable for Merger SPV to enter into this Agreement;

WHEREAS, concurrently with the execution of this Agreement, certain shareholders of the Company are entering into voting agreements (the “Voting Agreements”) pursuant to which, among other things, such shareholders have agreed, on the terms and subject to the conditions set forth in their respective Voting Agreements, to (a) vote their shares of Company Common Stock and/or Company Preferred Stock in favor of adoption and approval of this Agreement and (b) take certain other actions in furtherance of the transactions contemplated by this Agreement; and

WHEREAS, the Company and Merger SPV desire to make certain representations, warranties, covenants and agreements in connection with the Merger and also to prescribe certain conditions to the Merger, as set forth herein.

AGREEMENT

NOW, THEREFORE, in consideration of the representations, warranties, covenants and agreements contained in this Agreement and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, and subject to the conditions set forth herein, the parties hereto, intending to be legally bound hereby, agree as follows:

ARTICLE I

DEFINITIONS

Section 1.01    Definitions.    For purposes of this Agreement:

(a) “Affiliate” of any Person means another Person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such first Person. For purposes hereof, “control” means the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of a Person by virtue of ownership of voting securities, by contract or otherwise.

(b) “Benefit Plans” means all employee benefit plans (as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended) and all employment benefit, compensation, stock option, stock purchase, restricted stock, deferred compensation, retiree medical or life insurance, split dollar insurance, supplemental retirement, severance, change of control, fringe benefit, bonus, incentive, employee loan or other employee benefit, arrangements, plans, policies or programs, in each case, which are provided, maintained, contributed to or sponsored by the Company or any of its Subsidiaries on behalf of current or former directors, officers, employees, or consultants or for which the Company or any of its Subsidiaries has any liability, contingent or otherwise.

(c) “Business Day” means any day other than a Saturday, Sunday or a day on which the banks in New York, New York are authorized by Law or executive order to be closed.

(d) “Company Acquisition Proposal” means any offer, proposal or indication of interest received from a third party (other than a party to this Agreement) providing for any Company Acquisition Transaction, including any renewal or revision to such a previously made offer, proposal or indication of interest.

(e) “Company Acquisition Transaction” means any transaction or series of transactions involving: (a) any merger, consolidation, share exchange, recapitalization, business combination or similar transaction involving the Company or any of its Subsidiaries; (b) any direct or indirect acquisition of securities, tender offer, exchange offer or other similar transaction in which a person or “group” (as defined in the Exchange Act) of persons directly or indirectly acquires beneficial or record ownership of securities representing twenty percent (20%) or more of the outstanding Company Common Stock; (c) any direct or indirect acquisition of any business or businesses or of assets that constitute or account for twenty percent (20%) or more of the consolidated net revenues, net income or assets of the Company and its Subsidiaries, taken as a whole (based on the fair market value thereof); (d) any liquidation or dissolution of the Company or any material Subsidiary of the Company; or (e) any combination of the foregoing (in each case, other than the Merger).

(f) “Company Superior Offer” means a bona fide written Company Acquisition Proposal (for purposes of this definition, replacing all references in such definition to twenty percent (20%) with fifty percent (50%)) that the Special Committee or Company Board determines, in good faith, after consultation with outside legal counsel and a financial advisor (i) is on terms that are more favorable from a financial point of view to the Company’s shareholders than the Merger and the transactions contemplated by this Agreement (including any proposal by Merger SPV to amend the terms of this Agreement) after taking into account all of the terms and conditions of such proposal and (ii) is reasonably likely to be completed (without material modification of its terms), in each of the cases of clause (i) and (ii) taking into account all financial, regulatory, legal and other aspects of such Company Acquisition Proposal (including the timing and likelihood of consummation thereof) and the payment, if any, by the Company to Merger SPV of the Expenses in accordance with Section 7.05 below.

(g) “Contract” means any contracts, agreements, arrangements, leases, licenses, obligations, commitments and undertakings, whether written or oral, express or implied.

(h) “Expenses” means, with respect to any party hereto, all reasonable documented out-of-pocket expenses (including counsel, accountants, investment bankers, experts and consultants of the party, and filing and related fees) incurred by such party on its behalf in connection with or related to authorization, negotiation, execution and performance of this Agreement and the transactions contemplated hereby, including, inter alia, the organization of Merger SPV and the preparation of the Proxy Statement and Schedule 13E-3, as applicable.

(i) “Governmental Entity” means any of the following: (i) nation, state, commonwealth, province, territory, county, municipality, district or other jurisdiction of any nature; (ii) federal, state, local, municipal, foreign or other government; or (iii) governmental or quasi-governmental authority of any nature (including any governmental, regulatory or administrative body, division, department, agency, commission, instrumentality, official, organization, unit, body or entity and any court or other tribunal).

(j) “Knowledge” means, with respect to any matter in question, the actual knowledge of the Company’s Chief Executive Officer or Chief Financial Officer.

(k) “Law” means, any federal, state, local, provincial or foreign statutory or common law, and any ordinance, rule or regulation of a Governmental Entity.

(l) “Lease” means that certain Lease by and between Normandy Nickerson Road, LLC and MSDH Inc. (as predecessor to the Company), date as of June 22, 2009, as amended, restated, supplemented or otherwise modified from time to time.

(m) “Material Adverse Effect” means a material adverse effect on (a) the business, assets, liabilities, condition (financial or other), operations or results of operations of the Company and its Subsidiaries taken as a whole, provided that none of the following (or the results thereof) shall be taken into account, either alone or in combination, in determining whether a Material Adverse Effect has occurred: (i) changes in general economic or political conditions or financial credit or securities markets in general (including changes in interest or exchange rates) in any country or region in which any of the Company or its Subsidiaries conducts a portion of its business, except to the extent such changes affect the Company and its Subsidiaries in a materially disproportionate manner as compared to other companies operating in any such country or region in industries in which the Company or its Subsidiaries operate or do business, (ii) any event, circumstance, change or effect that affects the industries in which the Company or its Subsidiaries operate (including changes in technology and competition), except to the extent such event, circumstance, change or effects affect the Company and its Subsidiaries in a materially disproportionate manner as compared to other participants in such industries, (iii) any change in accounting requirements or principles (including GAAP) or any change in applicable Laws, rules or regulations or the interpretation thereof, except to the extent such changes affect the Company and its Subsidiaries in a materially disproportionate manner as compared to other participants in the industries in which the Company and its Subsidiaries operate, (iv) any failure to meet internal projections, forecasts or revenue or earning predictions for any period, (v) any “act of God” including natural disasters and earthquakes, acts of war, sabotage, armed hostilities, terrorism or military actions, or escalation or worsening thereof, that cause any damage or destruction to, or render physically unusable, any facility or property of the Company or any of its Subsidiaries or otherwise disrupt the business or operations of the Company or any of its Subsidiaries, except to the extent such acts affect the Company and its Subsidiaries in a disproportionate manner, (vi) any change relating to or arising from the execution of this Agreement or the announcement of the transactions contemplated hereby, (vii) any breach by Merger SPV of any provision of this Agreement, (viii) the default (and continuation thereof) by the Company under the Lease, and any relocation from the subject premises to new office space, (ix) any event, circumstance or matter disclosed by the Company in the Company SEC Documents (except under “Risk Factors”) or in the Disclosure Schedules to this Agreement, (x) any adverse change that is cured before the earlier of the Closing Date and the date on which this Agreement is terminated pursuant to Section 9.01 hereof and (xi) the Company’s trend of generating operating losses and negative earnings, as well as the Company’s low cash balances and working capital levels consistent with current trends, and (b) the ability of the Company to consummate the Merger.

(n) “Merger SPV Material Adverse Effect” means any fact, circumstance, change, occurrence, or effect that, individually or in the aggregate with all other facts, circumstances, changes, occurrences or effects, would reasonably be expected to prevent or materially impede, interfere with, hinder or delay the ability of Merger SPV to consummate the Merger or the other transactions contemplated by this Agreement.

(o) “Order” means any decree, order, judgment, ruling, writ, award, injunction, stipulation or consent of or by a Governmental Entity.

(p) “Person” means an individual, corporation, partnership, limited liability company, joint venture, association, trust, unincorporated organization, or other entity.

(q) “Representative” means any officer, director, employee, counsel, investment banker, accountant, consultant or other authorized representative of any Person.

(r) “Subsidiary” of any Person means another Person of which such first Person directly or indirectly owns an amount of the voting securities, other voting rights or voting partnership interests sufficient to elect at least a majority of its board of directors or other governing body (or, if there are no such voting interests, 50% or more of the equity interests thereof).

(s) “Tax” means any federal, state, local or foreign income, gross receipts, property, sales, use license, excise, franchise employment, payroll, withholding, alternative or add on minimum, ad valorem, transfer or excise tax, or any other tax, custom, duty, governmental fee or other like assessment or charge of any kind whatsoever (including withholding on amounts paid to or by any Person), together with any related interest, penalty, addition to tax or additional amount.

(t) “Taxing Authority” means any federal, state, local or foreign government, any subdivision, agency, commission or authority thereof, or any quasi-governmental body exercising tax regulatory authority.

Section 1.02    Interpretation.    When a reference is made in this Agreement to an “Article,” or a “Section,” such reference shall be to an Article or a Section of this Agreement unless otherwise indicated. The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words “include”, “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” The words “hereof’, “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. All terms defined in this Agreement shall have the defined meanings when used in any certificate or other document made or delivered pursuant hereto unless otherwise defined therein. The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms and to the masculine as well as to the feminine and neuter genders of such term. Any Contract, instrument or Law defined or referred to herein or in any Contract or instrument that is referred to herein means such Contract, instrument or Law as from time to time amended, modified or supplemented, including (in the case of Contracts or instruments) by waiver or consent and (in the case of Laws) by succession of comparable successor Laws and references to all attachments thereto and instruments incorporated therein. References to a Person are also to its permitted successors and assigns. The parties have participated jointly in the negotiation and drafting of this Agreement; consequently, in the event of an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties hereto, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision of this Agreement.

ARTICLE II

THE MERGER

Section 2.01    The Merger.    Upon the terms and subject to the conditions set forth in this Agreement, and in accordance with the General Corporation Law of the State of Delaware (the “DGCL”), at the Effective Time, Merger SPV shall be merged with and into the Company. At the Effective Time, the separate corporate existence of Merger SPV shall cease and the Company shall continue as the surviving corporation in the Merger (the “Surviving Corporation”) and shall succeed to and assume all of the rights and obligations of Merger SPV and the Company in accordance with the DGCL.

Section 2.02    Closing.    Unless this Agreement shall have been terminated in accordance with the terms of this Agreement, the closing of the Merger (the “Closing”) will take place at 10:00 a.m. on a date to be specified by the parties, which shall be no later than the third Business Day after satisfaction or (to the extent permitted by applicable Law) waiver of the conditions set forth in Article VIII (other than those conditions that by their terms are to be satisfied at the Closing, but subject to the satisfaction or (to the extent permitted by applicable Law) waiver of those conditions), at the offices of Seyfarth Shaw LLP, 2 Seaport Lane, Boston, MA, unless another time, date or place is agreed to in writing by Merger SPV and the Company. The date on which the Closing occurs is referred to as the “Closing Date.”

Section 2.03    Effective Time.    Subject to the provisions of this Agreement, upon consummation of the Closing, the parties shall file with the Secretary of State of the State of Delaware a certificate of merger regarding the Merger (the “Certificate of Merger”) in accordance with the relevant provisions of the DGCL. The Merger shall become effective upon the filing of the Certificate of Merger with the Secretary of State of the State of Delaware, or at such later time as Merger SPV and the Company shall agree in writing and specify in the Certificate of Merger (the time the Merger becomes effective being the “Effective Time”).

Section 2.04    Effect of the Merger.    The Merger shall have the effects set forth in this Agreement and in the DGCL. Without limiting the generality of the foregoing and subject thereto, at the Effective Time, all of the properties, rights, privileges, powers and franchises of the Company and Merger SPV shall vest in the Surviving Corporation, and all debts, liabilities and duties of the Company and Merger SPV shall become the debts, liabilities and duties of the Surviving Corporation. Without limiting the generality of the foregoing, from and after the Effective Time, the Surviving Corporation shall assume and perform all contracts to which the Company is a party in the same manner and to the same extent that the Company would be required to perform if no Merger had taken place (unless any such contracts are terminated prior to the Effective Time), including the following contracts: (i) that certain Severance Agreement dated as of April 15, 2010 by and between MSDH Inc. (as predecessor to the Company) and James Dore, including any amendment thereto as may be agreed between the Surviving Corporation and James Dore after the Closing and (ii) that certain Severance Agreement dated as of April 15, 2010 by and between MSDH Inc. (as predecessor to the Company) and Costos Kitsos, including any amendment thereto as may be agreed between the Surviving Corporation and Costos Kitsos after the Closing.

Section 2.05    Certificate of Incorporation and Bylaws of the Surviving Corporation.

(a) The certificate of incorporation of the Company in effect immediately prior to the Effective Time shall be amended as of the Effective Time as a result of the Merger as provided in this Section 2.05(a), and as so amended, shall be the Surviving Corporation’s certificate of incorporation until thereafter changed or amended as provided therein or by applicable Law, as follows:

(i) Article First of the certificate of incorporation is amended to read in its entirety as follows:

“FIRST The name of the corporation is Pageflex, Inc.”

(b) The by-laws of the Company as in effect as of immediately prior to the Effective Time shall be amended and restated as of the Effective Time so as to read in their entirety as the by-laws of Merger SPV as in effect immediately prior to the Effective Time (except the references to Merger SPV’s name shall be replaced by references to “Pageflex, Inc.”) and, as so amended and restated, shall be the Surviving Corporation’s by-laws until thereafter changed or amended as provided therein or by applicable Law.

Section 2.06    Directors and Officers of the Surviving Corporation.    From and after the Effective Time, the directors of Merger SPV immediately prior to the Effective Time shall be the directors of the Surviving Corporation until the earlier of their resignation or removal or until their respective successors are duly elected and qualified, as the case may be. From and after the Effective Time, the officers of the Company immediately prior to the Effective Time shall be the officers of the Surviving Corporation until the earlier of their resignation or removal or until their respective successors are duly elected and qualified, as the case may be.

ARTICLE III

EFFECT OF THE MERGER ON THE CAPITAL STOCK OF THE CONSTITUENT

CORPORATIONS; EXCHANGE OF CERTIFICATES

Section 3.01    Effect on Capital Stock.    At the Effective Time, by virtue of the Merger and without any action on the part of Merger SPV, the Company, or the holder of any shares of Company Common Stock or Company Preferred Stock (collectively, the “Stockholders”) or of any other of the following securities:

(a) Treatment of Capital Stock.

(i) Each share of common stock, par value $0.01 per share, of the Company (the “Company Common Stock”) issued and outstanding immediately prior to the Effective Time (other than Dissenting Shares and Excluded Shares) (the “Converted Shares”) shall be converted into the right to receive $.091 in cash, without interest (the “Merger Consideration”). As of the Effective Time, all of the Converted Shares shall no longer be outstanding and shall automatically be canceled and shall cease to exist, and each holder of a certificate or uncertificated shares representing Company Common Stock which immediately prior to the Effective Time represented any such Converted Shares (each a “Certificate”) shall cease to have any rights with respect thereto, except the right to receive the Merger Consideration to be issued or paid in consideration therefor upon surrender of such Certificate and other required documentation in accordance with Section 3.02(c). The right of any holder of a Certificate to receive the Merger Consideration shall be subject to and reduced by the amount of any withholding that is required under applicable Tax Law.

(ii) Each share of 6.5% Series A Redeemable Preferred Stock, par value $0.01 per share, of the Company (the “Company Preferred Stock”) issued and outstanding immediately prior to the Effective Time will remain issued and outstanding as shares of Company Preferred Stock of the Surviving Corporation following the Effective Time notwithstanding any provisions of the Company’s certificate of incorporation to the contrary, and no other consideration shall be delivered in exchange therefor.

(b) Cancellation of Certain Company Common Stock.    Each share of Company Common Stock that is owned by Merger SPV or the Company (as treasury stock or otherwise) or any of their respective direct or indirect Subsidiaries (collectively, the “Excluded Shares”) shall be automatically canceled and shall cease to exist, and no consideration shall be delivered in exchange therefor.

(c) Capital Stock of Merger SPV.    Each share of common stock, par value $0.01 per share, of Merger SPV that is issued and outstanding immediately prior to the Effective Time will be converted into and become one fully paid and nonassessable share of common stock, par value $0.01 per share, of the Surviving Corporation.

(d) Certain Adjustments.    Notwithstanding anything herein to the contrary, if between the date of this Agreement and the Effective Time, (i) the outstanding shares of Company Common Stock shall have been changed into a different number of shares or a different class, by reason of the occurrence or record date of any stock dividend, subdivision, reclassification, recapitalization, split, combination, exchange of shares or similar transaction, (ii) a stock dividend or dividend payable in any other securities of the Company shall be declared with a record date within such period, or (iii) any similar event shall have occurred, then in any such case the Merger Consideration shall be appropriately adjusted to reflect such action; provided, however that nothing in this Section 3.01(d) shall be construed to permit the Company to take any action with respect to its securities that is prohibited by the terms of this Agreement.

Section 3.02    Exchange of Certificates.

(a) Paying Agent.    Upon execution of this Agreement, Merger SPV shall enter into an agreement with Computershare Trust Company, N.A (the “Paying Agent”) that is reasonably satisfactory to the Company to act as paying agent for the payment of the Merger Consideration. Upon execution of this Agreement, Merger SPV shall deposit with the Paying Agent, for the benefit (from and after the Effective Time) of the holders of Certificates, cash in an amount sufficient to pay the aggregate Merger Consideration required to be paid pursuant to Section 3.01(a)(i). All cash deposited with the Paying Agent pursuant to this Section 3.02(a) shall hereinafter be referred to as the “Exchange Fund.” The Exchange Fund shall be held by the Paying Agent in escrow and shall be payable as provided herein and in the Escrow Agreement attached hereto as Exhibit A

(b) Exchange Procedures.    As soon as reasonably practicable after the Effective Time, Merger SPV shall cause the Paying Agent to mail to each holder of record of a Certificate (i) a form of letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon proper delivery of the Certificates to the Paying Agent, and which shall be in customary form and have such other provisions as Merger SPV may reasonably specify), and (ii) instructions for effecting the surrender of the Certificates in exchange for the Merger Consideration. Each holder of record of one or more Certificates shall, upon surrender to the Paying Agent of such Certificate or Certificates, together with such letter of transmittal, duly executed, and such other documents as may reasonably be required by the Paying Agent, be entitled to receive in exchange therefor the amount of cash to which such holder is entitled pursuant to Section 3.01(a)(i), and the Certificates so surrendered shall forthwith be canceled. In the event of a transfer of ownership of Company Common Stock which is not registered in the transfer records of the Company, payment of the Merger Consideration in accordance with this Section 3.02(b) may be made to a Person other than the Person in whose name the Certificate so surrendered is registered if such Certificate shall be properly endorsed or otherwise be in proper form for transfer (and accompanied by all documents required to evidence and effect such transfer) and the Person requesting such payment shall pay any transfer or other taxes required by reason of the payment of the Merger Consideration to a Person other than the registered holder of such Certificate. No payment of Merger Consideration shall be paid to any holder of a Certificate with respect to the Converted Shares represented by such Certificate until the holder of such Certificate shall have surrendered such Certificate in accordance with this Article III. Until surrendered as contemplated by this Section 3.02(b), each Certificate shall be deemed at any time after the Effective Time to represent only the right to receive the Merger Consideration to which such holder is entitled to receive in respect of such Certificate pursuant to this Article III. Following the surrender of any Certificate, there shall be paid to the record holder of the Certificate representing whole shares of Company Common Stock issued in exchange therefor, without interest, at the time of such surrender, the Merger Consideration payable in respect therefor in accordance with this Article III. No interest shall be paid or will accrue on any payment to holders of Certificates pursuant to the provisions of this Article III.

(c) No Further Ownership Rights in Company Common Stock.    The Merger Consideration paid upon the surrender of Certificates in accordance with the terms of this Article III shall be deemed to have been paid in full satisfaction of all rights pertaining to the shares of Company Common Stock formerly represented by such Certificates. At the close of business on the day on which the Effective Time occurs, the share transfer books of the Company shall be closed, and there shall be no further registration of transfers on the share transfer books of the Surviving Corporation of the Company Common Stock. If, after the Effective Time, any Certificate is presented to the Surviving Corporation or Merger SPV for transfer, it shall be canceled against delivery of the Merger Consideration as provided in this Article III.

(d) Termination of the Exchange Fund.    Any portion of the Exchange Fund which remains undistributed to the holders of the Certificates for twelve (12) months after the Effective Time shall, upon the demand of Merger SPV, be delivered to the Surviving Corporation. Any holders of the Certificates who have not theretofore complied with this Article III shall thereafter look only to the Surviving Corporation for payment of their claim for the Merger Consideration in accordance with this Article III.

(e) No Liability.    None of Merger SPV, the Company, the Surviving Corporation or the Paying Agent or any of their respective Affiliates shall be liable to any Person in respect of any Merger Consideration properly delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law. If any Certificate shall not have been surrendered immediately prior to the date on which any Merger Consideration would otherwise escheat to or become the property of any Governmental Entity, any such Merger Consideration shall, to the extent permitted by applicable Law, become the property of the Surviving Corporation, free and clear of all claims or interest of any Person previously entitled thereto.

(f) Investment of Exchange Fund.    The Paying Agent shall invest the cash included in the Exchange Fund as directed by Merger SPV prior to the Effective Time and by the Surviving Corporation after the Effective Time; provided, that, such investments shall be in obligations of or guaranteed by the United States of America or any agency or instrumentality thereof and backed by the full faith and credit of the United States of America, in commercial paper obligations rated A-4 or P-4 or better by Moody’s Investors Service, Inc. or Standard & Poor’s Corporation, respectively, or in deposit accounts, certificates of deposit or banker’s acceptances of, repurchase or reverse repurchase contracts with, or Eurodollar time deposits purchased from, commercial banks with capital, surplus and undivided profits aggregating in excess of $500 million (based on the most recent financial statements of such bank which are then publicly available). If for any reason (including losses) the cash in the Exchange Fund shall be insufficient to fully satisfy all of the payment obligations to be made in cash by the Paying Agent hereunder, the Surviving Corporation shall promptly deposit or cause to be deposited into the Exchange Fund an amount in cash which is equal to such deficiency in order to fully satisfy such cash payment obligations. Any interest and other income resulting from such investments shall be payable to Merger SPV prior to the Effective Time and to the Surviving Corporation after the Effective Time.

(g) Lost Certificates.    If any Certificate has been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if required by the Surviving Corporation or the Paying Agent, the entering into of an indemnity or the posting of a bond (in such reasonable amount as the Surviving Corporation may direct) as indemnity against any claim that may be made against it with respect to such Certificate, the Paying Agent shall deliver in exchange for such lost, stolen or destroyed Certificate the Merger Consideration to which the holder thereof is entitled pursuant to this Article III.

(h) Withholding Rights.    The Surviving Corporation or the Paying Agent shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement to any holder of Certificates such amounts as the Surviving Corporation or the Paying Agent is required to deduct and withhold with respect to the making of such payment under the Internal Revenue Code of 1986, as amended, or any provision of state, local or foreign Tax Law. To the extent that amounts are so withheld and paid over to the appropriate Taxing Authority by the Surviving Corporation or the Paying Agent, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holder of Certificates in respect of which such deduction and withholding was made by the Surviving Corporation or the Paying Agent.

Section 3.03    Stock Options; Warrants.

(a) In accordance with the Company Common Stock Plans, immediately prior to the Effective Time, each outstanding Company Common Stock Option shall not be assumed by the Surviving Corporation, but shall instead be, without any action on the part of the Company or the holder, deemed terminated as of the Effective Time without any consideration therefor. Prior to the Closing Date, the Company shall take all necessary steps under the Company Common Stock Plans to make any amendments to the Company Common Stock Plans that may be necessary or desirable to implement the foregoing.

(b) For purposes of this Agreement, “Company Common Stock Option” means any option or right to purchase Company Common Stock granted under the “Marlborough Software Development Holdings Inc. Incentive Compensation Plan” (the “Company Common Stock Plan”).

(c) In accordance with the terms of the Company’s outstanding Warrants, upon the Effective Time, each Warrant shall remain outstanding but and shall be fully vested and exercisable to purchase Common Stock of the Surviving Corporation.

Section 3.04    Dissenting Shares.

(a) Notwithstanding any provision of this Agreement to the contrary, each outstanding share of Company Common Stock the holder of which has not voted in favor of the Merger, has perfected such holder’s right to an appraisal of such holder’s shares in accordance with the applicable provisions of the DGCL and has not effectively withdrawn or lost such right to appraisal (a “Dissenting Share”), shall not be converted into or represent a right to the Merger Consideration, but the holder thereof shall be entitled only to such rights as are granted by the applicable provisions of the DGCL; provided, however, that any Dissenting Share held by a person at the Effective Time who shall, after the Effective Time, withdraw the demand for appraisal or lose the right of appraisal, in either case pursuant to the DGCL, shall be deemed to be converted into, as of the Effective Time, the right to receive the Merger Consideration.

(b) If any Stockholder who holds Dissenting Shares as of the Effective Time effectively withdraws or loses (through passage of time, failure to demand or perfect, or otherwise) the right to demand and perfect appraisal or dissenters’ rights under the DGCL, then, as of the later of the Effective Time and the occurrence of such event, such holder’s shares that were Dissenting Shares shall automatically be converted into and represent only the right to receive a portion of the Merger Consideration pursuant to and subject to Section 3.01 without interest thereon upon surrender of the Certificate representing such shares.

(c) The Company shall give Merger SPV (i) prompt written notice of any demands for appraisal of any shares of Company Common Stock pursuant to the exercise of appraisal rights, withdrawals of such demands, and any other instruments or notices served pursuant to the DGCL on the Company and (ii) the opportunity to participate in all negotiations and proceedings with respect to demands for appraisal under the DGCL. The Company shall not, except with the prior written consent of Merger SPV, voluntarily make or agree to make any payment with respect to any demands for appraisal of Company Common Stock, or settle or offer to settle any such demands.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except (i) as disclosed in the Company SEC Documents filed by the Company and publicly available prior to the date of this Agreement (“Filed Company SEC Documents”) or (ii) to the extent that the Chief Executive Officer or the Chief Financial Officer of the Company has Knowledge otherwise, the Company represents and warrants to Merger SPV as follows:

Section 4.01    Organization, Standing and Corporate Power.    The Company and each of its Subsidiaries is validly existing under the Laws of the jurisdiction of its incorporation or formation, as the case may be. The Company and each of its Subsidiaries has all requisite corporate or similar power and authority and possesses all governmental licenses, permits, authorizations and approvals necessary to enable it to use its corporate or other name and to own, lease or otherwise hold and operate its properties and other assets and to carry on its business as currently conducted, and is duly qualified or licensed to do business, and is in good standing, in each jurisdiction in which the nature of its business or the properties owned, operated or leased by it makes such qualification, licensing or good standing necessary, except where the failure to have such power, authority, licenses, permits, authorizations and approvals or to be so qualified, licensed or in good standing would not have a Material Adverse Effect.

Section 4.02    Subsidiaries.    All of the issued and outstanding capital stock of, or other equity interests in, each Subsidiary of the Company have been duly authorized, validly issued and are fully paid and nonassessable and are directly or indirectly owned by the Company, free and clear of all pledges, liens, charges, encumbrances or security interests of any kind or nature whatsoever (collectively, “Liens”), other than Liens imposed by or arising under applicable Law and Liens which are not material. Except as set forth in the Filed Company SEC Documents and except for the capital stock of, or voting securities or equity interests in, its Subsidiaries, the Company does not own, directly or indirectly, as of the date of this Agreement, any capital stock of, or other voting securities or equity interests in, any corporation, partnership, joint venture, association or other entity, or any options, warrants, rights or securities convertible, exchangeable or exercisable therefor.

Section 4.03    Capital Structure.    The authorized capital stock of the Company consists of 10,000,000 shares of preferred stock, par value $0.01 per share (the “Preferred Stock”), of which 1,940,000 shares are designated Company Preferred Stock and 8,060,000 shares are undesignated preferred stock and 30,500,000 shares of Company Common Stock. (i) 10,801,609 shares of Company Common Stock are issued and outstanding, (ii) 597,014 shares of Company Preferred Stock, and no other class or series of Preferred Stock, are issued and outstanding (iii) 556,724 shares of Company Common Stock were subject to outstanding Company Common Stock Options, and (iv) 2,985,070 shares of Company Common Stock are subject to outstanding warrants (the “Warrants”) with an exercise price of $0.67 per share. Except as set forth above, no shares of capital stock or other voting securities or equity interests of the Company were issued, reserved for issuance (other than with respect to such shares reserved for issuance upon the exercise of Company Common Stock Options and the Warrant) or outstanding. The Company has provided or made available to Merger SPV a true and complete list of each outstanding Company Common Stock Option and the exercise price thereof, and each outstanding Warrant and the exercise price thereof. The Company Common Stock is quoted on the over-the-counter bulletin board. All Company Common Stock Options were issued under the Company Common Stock Plan. All outstanding shares of capital stock of the Company are, and all shares which may be issued pursuant to the Company Common Stock Options and the Warrants will be, when issued and paid for in accordance with the terms thereof, duly authorized, validly issued, fully paid and nonassessable and not subject to preemptive rights. There are no bonds, debentures, notes or other indebtedness of the Company having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matters on which stockholders of the Company may vote. Except as set forth above in this Section 4.03 and except for issuances of shares of Company Common Stock pursuant to the exercise of Company Common Stock Options or the Warrants, (A) there are not issued, reserved for issuance or outstanding (1) any shares of capital stock or other voting securities or equity interests of the Company, (2) any securities of the Company convertible into or exchangeable or exercisable for shares of capital stock or other voting securities or equity interests of the Company, or (3) any warrants, calls, options or other rights to acquire from the Company, and no obligation of the Company to issue, any capital stock, voting securities, equity interests or securities convertible into or exchangeable or exercisable for capital stock or voting securities of the Company, and (B) there are not any outstanding obligations of the Company to repurchase, redeem or otherwise acquire any such shares of capital stock, equity interests or other securities or to register, issue, deliver or sell, or cause to be issued, delivered or sold, any such shares of capital stock, equity interests or other securities.

Section 4.04    Authority; Noncontravention.

(a) Power and Authority.    The Company has all requisite corporate power and authority to execute and deliver this Agreement and, subject to receipt of the Stockholder Approval, to perform its obligations under this Agreement and to consummate the Merger and the other transactions contemplated by this Agreement. The execution, delivery and performance of this Agreement by the Company and the consummation by the Company of the Merger and the other transactions contemplated by this Agreement have been duly authorized by all necessary corporate action on the part of the Company and no other corporate proceedings on the part of the Company or any filing under the pre-notification rules under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 are necessary to authorize this Agreement or to consummate the Merger and the other transactions contemplated by this Agreement, subject, in the case of the consummation of the Merger, to the obtaining of the Stockholder Approval. This Agreement has been duly executed and delivered by the Company and, assuming the due authorization, execution and delivery by Merger SPV, constitutes the legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except that such enforceability (i) may be limited by bankruptcy, insolvency, moratorium or other similar laws affecting or relating to the enforcement of creditors’ rights generally, and (ii) is subject to general principles of equity.

(b) No Conflict.    Assuming receipt of the Stockholder Approval, the execution, delivery and performance of this Agreement by the Company does not, and the consummation by the Company of the transactions contemplated by this Agreement and compliance by the Company with the provisions of this Agreement will not, conflict with, or result in any violation or breach of, or default (with or without notice or lapse of time, or both) under, require consent under, or give rise to a right of, or result in, termination, cancellation, modification or acceleration of any obligation or to the loss of a benefit under, or result in the creation of any Lien in or upon any of the properties or other assets of the Company under (i) the certificate of incorporation and bylaws of the Company, (ii) any Contract (other than any Contract with a customer or supplier) to which the Company is a party or any of its properties or other assets are subject (including any credit facilities or agreements and any other indebtedness arrangements), or (iii) subject to the governmental filings and other matters referred to in the following sentence, any Laws and Orders applicable to the Company or its properties or other assets, other than, in the case of the immediately preceding clauses (ii) and (iii), any such conflicts, violations, breaches, defaults, consents, rights of termination, cancellation, modification or acceleration, losses or Liens that would not have a Material Adverse Effect. No consent, approval, order or authorization of, action by or in respect of, or registration, declaration, notice to or filing with, any Governmental Entity is required by or with respect to the Company in connection with the execution and delivery of this Agreement by the Company or the consummation by the Company of the transactions contemplated by this Agreement, except as required under or pursuant to (a) the Exchange Act, (b) state securities, takeover and “blue sky” laws, (c) the rules and regulations of the Over the Counter Bulletin Board, (d) the DGCL, and (e) such other consents, approvals, orders, authorizations, actions, registrations, declarations, notices and filings the failure of which to be obtained or made would not have a Material Adverse Effect.

(c) Board Resolutions.    Upon the recommendation of the Special Committee, the board of directors of the Company (the “Company Board”), at a meeting duly called and held, duly adopted resolutions (i) approving and declaring advisable this Agreement and the Merger and (ii) recommending that the Stockholders adopt this Agreement and approve the Merger, which resolutions, as of the date of this Agreement, have not been subsequently rescinded, modified or withdrawn in any way (the “Company Board Recommendation”).

Section 4.05    Company SEC Documents.

(a) SEC Filings.    Except as set forth on Schedule 4.05, the Company has filed with or furnished to the SEC, on a timely basis, all reports, schedules, forms, statements and other documents (including exhibits and other information incorporated therein) required to be filed or furnished by the Company since November 11, 2011 (such documents, together with any documents filed during such period by the Company with the SEC on a voluntary basis on Current Reports on Form 8-K, the “Company SEC Documents”). As of their respective filing dates, or, if revised, amended, supplemented or superseded by a later-filed Company SEC Document filed prior to the date of this Agreement, as of the date of filing of the last such revision, amendment, supplement or superseding filing, the Company SEC Documents complied (or, if not yet filed, will comply) in all material respects with, to the extent in effect at the time of filing, the requirements of the Securities Act of 1933, as amended (including the rules and regulations promulgated thereunder, the “Securities Act”), the Securities Exchange Act of 1934, as amended (including the rules and regulations promulgated thereunder, the “Exchange Act”) and the Sarbanes-Oxley Act of 2002 (including the rules and regulations promulgated thereunder, “SOX”) applicable to such Company SEC Documents. None of the Company SEC Documents (as revised, amended, supplemented or superseded by a later-filed Company SEC Document) contains (or, if not yet filed, will contain) any untrue statement of a material fact or omits (or, if not yet filed, will omit) to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading, which individually or in the aggregate would require an amendment, supplement or corrective filing to such Company SEC Documents.

(b) Financial Statements.    Each of the financial statements (including the related notes) of the Company included in the Company SEC Documents, and including all Company SEC Documents filed after the date hereof, complied at the time it was filed(or, if not yet filed, will comply) in all material respects with the applicable accounting requirements and the published rules and regulations of the SEC with respect thereto in effect at the time of filing, had been prepared (or, if not yet filed, will be prepared) in accordance with generally accepted accounting principles in the United States (“GAAP”) (except as otherwise noted therein and, in the case of unaudited statements, as permitted by the rules and regulations of the SEC) applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto) and fairly presented (or, if not yet filed, will present) in all material respects the consolidated financial position of the Company and its consolidated Subsidiaries as of the dates thereof and the consolidated results of their operations and cash flows for the periods then ended (subject, in the case of unaudited statements, to normal year-end audit adjustments). Neither the Company nor any of its Subsidiaries has any liabilities or obligations of any nature of a type required by GAAP to be reflected on a consolidated balance sheet other than (i) liabilities or obligations reflected or reserved against on the balance sheet of the Company and its Subsidiaries as of March 31, 2013 included in the Filed Company SEC Documents (including the notes thereto), (ii) liabilities or obligations incurred after March 31, 2013 in the ordinary course of business, (iii) liabilities incurred in connection with the Merger and the other transactions contemplated hereby, or (iv) liabilities or obligations which would not have a Material Adverse Effect. None of the Subsidiaries of the Company are, or have at any time been, subject to the reporting requirements of Section 13(a) or 15(d) of the Exchange Act.

Section 4.06    Operational Matters.    Since March 31, 2013, except as contemplated herein and except for certain reductions in force which have been disclosed in the Filed Company SEC Documents, the Company and its Subsidiaries have conducted their respective businesses only in the ordinary course of business. Except as otherwise expressly set forth in the Filed Company SEC Documents, since March 31, 2013, there has not been any event, fact, violation, circumstance or other matter that has or have had, or would be reasonably expected to have, either individually or in the aggregate, a Material Adverse Effect. Each of the Company and the Subsidiaries is in compliance in all material respects with, and has not received written notice of any violation of, any applicable Law or Order of any Governmental Entity, whereby the effect of any such violation would be reasonably expected to, either individually or in the aggregate, cause a Material Adverse Effect.

Section 4.07    Voting Requirements.    Assuming the accuracy of the representations and warranties of Merger SPV in Article V, the only votes of Stockholders required by law or this Agreement to approve this Agreement and the Merger at the Stockholders’ Meeting or any adjournment or postponement thereof, are as follows (the votes in clauses (a) and (b) below, collectively, the “Stockholder Approval”):

(a) the affirmative vote of at least a majority of the outstanding shares of Company Common Stock and Company Preferred Stock, voting as a single class; and

(b) the affirmative vote of at least a majority of the outstanding shares of Company Preferred Stock, voting as a separate class.

Section 4.08    Brokers and Other Advisors.    Except for Groton Securities, LLC (the “Financial Advisor”), no broker, investment banker, financial advisor or other Person is entitled to any broker’s, finder’s or financial fees or commissions in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of the Company. The Company has delivered to Merger SPV true, complete and accurate copies of all written agreements entered into on or prior to the date of this Agreement with the Financial Advisor under which any fees or expenses are payable and all indemnification and contribution related to its engagement are set forth therein. The Company’s aggregate liability for any broker’s, finder’s, financial or legal advisor’s fees or commissions in connection with the transactions contemplated by this Agreement do not exceed $425,000.

Section 4.09    Schedule 13E-3/Proxy Statement; Other Information.    None of the information (the “Company Information”) provided by the Company for inclusion in the Schedule 13E-3 to be filed with the SEC (as amended or supplemented, the “Schedule 13E-3”) or the proxy statement relating to the Stockholders’ Meeting (as amended or supplemented, the “Proxy Statement”) will, in the case of the Schedule 13E-3, as of the date of its filing and of each amendment or supplement thereto and, in the case of the Proxy Statement, (i) at the time of the mailing of the Proxy Statement or any amendments or supplements thereto, and (ii) at the time of the Stockholders’ Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. Notwithstanding the foregoing, the Company makes no representation or warranty with respect to any information that is contained or incorporated by reference in the Schedule 13E-3 or the Proxy Statement other than with respect to the Company Information as forth in this Section 4.09. The Proxy Statement will comply in all material respects with the requirements of the Exchange Act.

ARTICLE V

REPRESENTATIONS AND WARRANTIES OF MERGER SPV

Merger SPV represents and warrants to the Company as follows:

Section 5.01    Organization, Standing and Corporate Power.    Merger SPV is validly existing under the laws of the State of Delaware. Merger SPV has made available to the Company true, complete and accurate copies of its certificate of incorporation and bylaws. Merger SPV has the requisite corporate power and authority to own, operate or lease its properties and to carry on its business as it is now being conducted, and is duly qualified or licensed to do business, and is in good standing, in each jurisdiction in which the nature of its business or the properties owned, operated or leased by it makes such qualification, licensing or good standing necessary, except where the failure to have such power, authority or to be so qualified, licensed or in good standing, would not have a Merger SPV Material Adverse Effect.

Section 5.02    Authority; Noncontravention.

(a) Power and Authority.    Merger SPV has all requisite power and authority to execute and deliver this Agreement, to perform its obligations under this Agreement and to consummate the transactions contemplated by this Agreement. The execution, delivery and performance of this Agreement by Merger SPV and the consummation by Merger SPV of the transactions contemplated by this Agreement has been duly authorized by all necessary corporate action on the part of Merger SPV and no other corporate proceedings on the part of Merger SPV (other than approval by the stockholders of Merger SPV) are necessary to authorize this Agreement or to consummate the Merger and the other transactions contemplated by this Agreement. This Agreement has been duly executed and delivered by Merger SPV and, assuming the due authorization, execution and delivery of this Agreement by the Company, constitutes the legal, valid and binding obligation of Merger SPV, enforceable against Merger SPV in accordance with its terms, except that such enforceability (i) may be limited by bankruptcy, insolvency, moratorium or other similar Laws affecting or relating to the enforcement of creditors’ rights generally, and (ii) is subject to general principles of equity.

(b) No Conflict.    The execution, delivery and performance of this Agreement by Merger SPV does not, and the consummation by Merger SPV of the transactions contemplated by this Agreement and compliance by Merger SPV with the provisions of this Agreement will not, conflict with, or result in any violation or breach of, or default (with or without notice or lapse of time, or both) under, require consent under, or give rise to a right of, or result in, termination, cancellation, modification or acceleration of any obligation or to the loss of a benefit under, or result in the creation of any Lien in or upon any of the properties or other assets of Merger SPV under (i) the certificate of incorporation and bylaws of Merger SPV, (ii) any Contract to which Merger SPV is a party or any of its properties or other assets are subject (including any credit facilities or agreements and any other indebtedness arrangements), or (iii) subject to the governmental filings and other matters referred to in the following sentence, any Laws and Orders applicable to Merger SPV or its properties or other assets, other than, in the case of the immediately preceding clauses (ii) and (iii), any such conflicts, violations, breaches, defaults, consents, rights of termination, cancellation, modification or acceleration, losses or Liens that would not have a

Merger SPV Material Adverse Effect. No consent, approval, order or authorization of, action by or in respect of, or registration, declaration, notice to or filing with, any Governmental Entity is required by or with respect to Merger SPV in connection with the execution and delivery of this Agreement by Merger SPV or the consummation by Merger SPV of the transactions contemplated by this Agreement, except for (x) the filing of the Schedule 13E-3 with the SEC, (y) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware and appropriate documents with the relevant authorities of the other states in which Merger SPV is qualified to do business, and (z) such other consents, approvals, orders, authorizations, actions, registrations, declarations, notices and filings the failure of which to be obtained or made would not have a Merger SPV Material Adverse Effect.

Section 5.03    Capital Structure; Operations.    The authorized capital stock of Merger SPV consists of 20,000,000 shares of common stock, par value $0.01 per share, of which 10,801,608 are issued and outstanding and owned in the respective amounts and by the respective stockholders listed in Schedule 5.03 attached hereto. Merger SPV was formed solely for the purpose of engaging in the Merger and the other transactions contemplated by this Agreement and has not engaged in any business activities or conducted any operations other than in connection with the transactions contemplated by this Agreement.

Section 5.04    Brokers.    No broker, investment banker or financial advisor or other Person is entitled to any broker’s, finder’s, financial advisor’s fees or commissions in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of Merger SPV.

Section 5.05    Schedule 13E-3/Proxy Statement; Other Information.    None of the information provided by Merger SPV with respect to itself for inclusion in the Schedule 13E-3 or the Proxy Statement (the “Merger SPV Information”) will, in the case of the Schedule 13E-3, as of the date of its filing and of each amendment or supplement thereto and, in the case of the Proxy Statement, (i) at the time of the mailing of the Proxy Statement or any amendments or supplements thereto and (ii) at the time of the Stockholders’ Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. Notwithstanding the foregoing, Merger SPV makes no representation or warranty with respect to any information that is contained or incorporated by reference in the Proxy Statement or the Schedule 13E-3 other than with respect to the Merger SPV Information as set forth in this Section 5.05.

Section 5.06    Access to Information and Investigation by Merger SPV.    Merger SPV and its Representatives have received access to such books and records, facilities, equipment, Contracts and other assets of the Company which it and its Representatives, as of the date hereof, have requested to review, and that it and its Representatives have had full opportunity to meet with officers and other Representatives of the Company for the purpose of investigating and obtaining information regarding the Company’s business, operations and legal affairs. Merger SPV has conducted its own independent investigation, review and analysis of the business, operations, assets, liabilities, results of operations, financial condition, and prospects of the Company and its Subsidiaries, which investigation, review and analysis was done by Merger SPV and, to the extent Merger SPV deemed appropriate, by Merger SPV’s Representatives. Without limiting the generality of the foregoing, none of the Company or its Subsidiaries nor any of their respective Representatives or any other person has made a representation or warranty to Merger SPV with respect to (i) any projections, estimates or budgets for the Company or its Subsidiaries or (ii) any material, documents or information relating to the Company or its Subsidiaries made available to Merger SPV, except as expressly and specifically covered by a representation or warranty set forth in Article IV.

Section 5.07    Solvency.    Assuming the satisfaction of the conditions to the obligation of Merger SPV to consummate the Merger, or the waiver of such conditions, and the accuracy of the representations and warranties of the Company set forth in Article IV hereof, then immediately after giving effect to the transactions contemplated by this Agreement, including payment of all amounts required to be paid in connection with the consummation of the transactions contemplated herein and payment of all related fees and expenses, each of

Merger SPV and the Surviving Corporation will be Solvent. For purposes of this Section 5.07, the term “Solvent” with respect to any Person means that, as of any date of determination, (i) the amount of the “fair saleable value” of the assets of such Person and its Subsidiaries, taken as a whole, exceeds, as of such date, the sum of (A) the value of all “liabilities of such Person and its Subsidiaries, taken as a whole, including contingent liabilities valued at the amount that is reasonably expected to become due”, as of such date, as such quoted terms are generally determined in accordance with applicable Laws governing determinations of the insolvency of debtors, and (B) the amount that will be required to pay the liabilities that are reasonably expected to become due of such Person and its Subsidiaries, taken as a whole, on its existing debts (including contingent liabilities) as such debts become absolute and matured, (ii) such Person and its Subsidiaries, taken as a whole, will not have, as of such date, an unreasonably small amount of capital for the operation of their businesses in which they are engaged or proposed to be engaged by Merger SPV following such date, and (iii) such Person and its Subsidiaries, taken as a whole, will be able to pay their liabilities, including contingent and other liabilities, as they mature. For purposes of this definition, “not have an unreasonably small amount of capital for the operation of the businesses in which they are engaged or proposed to be engaged” and “able to pay its liabilities, including contingent and other liabilities, as they mature” means that such Person and its Subsidiaries will be able to generate enough cash from operations, asset dispositions or refinancing, or a combination thereof, to satisfy as they become due.

Section 5.08    Votes.    The vote or consent of the holders of common stock of Merger SPV has been given and is the only vote or consent of the holders of any class or series of capital stock of Merger SPV necessary to approve this Agreement and the Merger. Neither Merger SPV nor any other party has entered into or granted any voting trusts, stockholders’ agreements, proxies or other similar instruments with respect to any voting securities of Merger SPV

Section 5.09    Bolt Business.    Neither Merger SPV nor any of its Affiliates nor any of their respective Representatives is aware of or has received any offer, proposal or indication of interest from any third party with respect to or in connection with any transfer, sale or other disposition of the Company’s mobile web browsing technologies business.

ARTICLE VI

COVENANTS RELATING TO CONDUCT OF BUSINESS; NO SOLICITATION

Section 6.01    Conduct of Business by the Company.

(a) During Interim Period.    During the period from the date of this Agreement to the earlier of the termination of this Agreement in accordance with the provisions of Section 8.01 or the Effective Time (the “Interim Period”), except as contemplated by this Agreement or as consented to in writing in advance by Merger SPV (which consent shall not be unreasonably withheld, conditioned or delayed), the Company shall, and shall cause each of its Subsidiaries to, carry on its business in all material respects in the ordinary course and, to the extent consistent therewith, use all commercially reasonable efforts to preserve intact its current business organizations, to keep available the services of its current officers and key employees and to preserve its relationships with material customers, suppliers, licensors, licensees, distributors and others having material business dealings with it. In addition to and without limiting the generality of the foregoing, during the Interim Period, except as contemplated by this Agreement, the Company shall not, and shall not permit any of its Subsidiaries to, without Merger SPV’s prior written consent (which consent shall not be unreasonably withheld, conditioned or delayed):

(i) (A) other than with respect to the Company Preferred Stock, declare, set aside or pay any dividends on, or make any other distributions (whether in cash, stock or property) in respect of, any of its capital stock, other than dividends or distributions by a direct or indirect Subsidiary wholly-owned by the Company to the Company or another directly or indirectly wholly-owned Subsidiary of the Company in the ordinary course of business, (B) split, combine or reclassify any of its capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock, or (C) purchase, redeem or otherwise acquire any shares of its capital stock or any other securities thereof or any rights, warrants or options to acquire any such shares or other securities;

(ii) issue, deliver, sell, grant, pledge or otherwise encumber or subject to any Lien any shares of its capital stock, any other voting securities or any securities convertible into, or any rights, warrants or options to acquire, any such shares, voting securities or convertible securities, or any “phantom” stock, “phantom” stock rights, stock appreciation rights or stock based performance units (other than the issuance of shares of Company Common Stock upon the exercise of Company Common Stock Options or the Warrant or as required pursuant to Contracts as in effect on the date of this Agreement in accordance with their respective terms on the date of this Agreement);

(iii) amend or waive any provision in the Company’s certificate of incorporation or bylaws or other comparable charter or organizational documents of any of the Company’s Subsidiaries, except as may be required by applicable Law or the rules and regulations of the SEC;

(iv) directly or indirectly acquire, by merging or consolidating with, by purchasing a substantial portion of the assets of, by making an investment in or capital contribution to, or by any other manner, any Person or any material division or business of any Person;

(v) except in connection with the entering into of a new lease agreement, the relocation to new office space, and any termination fee that may become payable to the landlord under the Lease, provided that the Company shall involve the Merger SPV in any negotiations in respect of the foregoing, (A) incur, create, assume or otherwise become liable for, any additional indebtedness for borrowed money in excess of $50,000 or guarantee any such indebtedness of another Person, issue or sell any debt securities or calls, options, warrants or other rights to acquire any debt securities of the Company or any of its Subsidiaries, guarantee any debt securities of another Person, enter into any “keep well” or other Contract to maintain any financial statement condition of another Person or enter into any arrangement having the economic effect of any of the foregoing (other than borrowings under the Company’s existing loan facilities in the ordinary course of business), or (B) make any loans or advances to any other Person, except for (I) loans, advances, capital contributions or investments between any Subsidiary of the Company and the Company or another Subsidiary of the Company and (II) customary loans or advances to employees in amounts not material to the maker of such loan or advance;

(vi) except as required by Law or any judgment, (A) pay, discharge, settle or satisfy any material claims, liabilities, obligations or litigation (absolute, accrued, asserted or unasserted, contingent or otherwise), other than the payment, discharge, settlement or satisfaction in the ordinary course of business or in accordance with their terms, of liabilities disclosed, reflected or reserved against in the most recent financial statements (or the notes thereto) of the Company included in the Filed Company SEC Documents (for amounts not in excess of such reserves) and other than any payment, discharge, settlement or satisfaction of any claim, liability, obligation or litigation arising from or otherwise related to the Lease or any other lease to which the Company or any of its subsidiaries is a party, provided that the Company shall involve the Merger SPV in any negotiations or correspondence with third parties in respect of the Lease or any other lease to which the Company or any of its subsidiaries is or is proposed to be a party or (B) cancel any material indebtedness;

(vii) except (x) as required to ensure that any Benefit Plan is not then out of compliance with applicable Law, or (y) to comply with any Benefit Plan or Contract entered into prior to the date of this Agreement, (A) adopt, enter into, terminate or materially amend (1) any collective bargaining Contract or Benefit Plan or (2) any other Contract, plan or policy involving the Company or any of its Subsidiaries as applied to directors and executive officers of the Company (“Key Persons”) or (B) materially increase in any manner the compensation, bonus or fringe or other benefits of, or pay any discretionary bonus of any kind or amount whatsoever to, any current or former director, officer, employee or consultant, except in the ordinary course of business;

(viii) adopt or enter into a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization (other than among wholly-owned Subsidiaries of the Company);

(ix) make any payments to directors other than compensation for services in the ordinary course; or

(x) authorize any of, or commit, resolve, propose or agree to take any of, the foregoing actions.

(b) Advice of Changes; Filings.    The Company, on the one hand, and Merger SPV, on the other hand, shall promptly advise the other party in writing if (i) any representation, warranty, condition or agreement made by it contained in this Agreement becomes untrue or inaccurate in a manner that would result in the failure of any one more of the conditions set forth in Section 8.02(a) or 8.02 (b) or Section 8.03(a) or 8.03(b), and (ii) the Company or Merger SPV fails to comply with or satisfy in any material respect any covenant, condition or agreement to be complied with or satisfied by it under this Agreement; provided, however, that no such notification shall affect the representations, warranties, covenants or agreements of the parties (or remedies with respect thereto) or the conditions precedent to the obligations of the parties under this Agreement.

(c) Confidential Portions of Governmental Entity Filings.    The Company and Merger SPV shall, to the extent permitted by Law, promptly provide the other with copies of all filings made by such party with any Governmental Entity in connection with this Agreement and the transactions contemplated by this Agreement, other than the portions of such filings that include confidential or proprietary information not directly related to the transactions contemplated by this Agreement.

Section 6.02    Non Solicitation by the Company.

(a) Until the earlier of the Effective Time or the date this Agreement is terminated in accordance with the provisions of Section 9.01, the Company agrees that neither it nor any of its Subsidiaries, nor any of their respective officers, directors or employees (acting through the Company Board or the Special Committee or otherwise) shall, and that it shall use its reasonable best efforts to cause its and their respective Representatives not to (and shall not authorize or give permission to its and their respective Representatives to), directly or indirectly: (i) solicit, initiate or knowingly encourage the making, submission or announcement of any Company Acquisition Proposal, (ii) furnish any nonpublic information regarding the Company or any of its Subsidiaries to any Person in connection with or in response to a Company Acquisition Proposal, (iii) continue or otherwise engage or participate in any discussions or negotiations with any Person with respect to any Company Acquisition Proposal, (iv) except in connection with a Change in Recommendation pursuant to Section 6.02(e), approve, endorse or recommend any Company Acquisition Proposal, or (v) except in connection with a Change in Recommendation pursuant to Section 6.02(e), enter into any letter of intent, arrangement, agreement or understanding relating to any Company Acquisition Transaction; provided, however, that this Section 6.02 shall not prohibit (A) the Special Committee or the Company Board (acting through and at the direction of the Special Committee), directly or indirectly through any officer, employee or Representative, prior to obtaining the Stockholder Approval, from furnishing nonpublic information regarding the Company or any of its Subsidiaries to, or entering into or participating in discussions or negotiations with, any Person in response to an unsolicited, bona fide Company Acquisition Proposal that the Special Committee or Company Board concludes in good faith, after consultation with outside legal counsel and a financial advisor, constitutes or could reasonably be expected to result in a Company Superior Offer if (1) the Special Committee concludes in good faith, after consultation with its outside legal counsel, that the failure to take such action with respect to such Company Acquisition Proposal would be inconsistent with the Special Committee’s or the Company Board’s fiduciary duties to the Stockholders under applicable Law, (2) such Company Acquisition Proposal did not result from a material breach of this Section 6.02, prior thereto the Company has given Merger SPV the notice required by Section 6.02(b), and (4) the Company furnishes any nonpublic information provided to the maker of the Company Acquisition Proposal only pursuant to a confidentiality agreement between the Company and such Person containing customary terms and conditions; or (B) the Company from complying with Rule 14d-9 or Rule

14e-2 promulgated under the Exchange Act with regard to any Company Acquisition Proposal, including any so called “stop, look and listen” communications, or making any other statement or disclosure that the Company determines in good faith, after consultation with its outside legal counsel, that the failure of the Company to make such statement or disclosure would reasonably be expected to be a violation of applicable Law; provided that the Special Committee or the Company Board may make a Change in Recommendation only in accordance with Section 6.02(e).

(b) Until the earlier of the Effective Time or the date this Agreement is terminated in accordance with the provisions of Section 9.01, the Company shall promptly, and in no event later than twenty-four (24) hours after its receipt of any Company Acquisition Proposal, or any request for nonpublic information relating to the Company or any of its Subsidiaries in connection with a Company Acquisition Proposal, advise Merger SPV orally and in writing of such Company Acquisition Proposal or request (including providing the identity of the Person making or submitting such Company Acquisition Proposal or request, and, (i) if it is in writing, a copy of such Company Acquisition Proposal and any related draft agreements and (ii) if oral, a reasonably detailed summary thereof that is made or submitted by any Person during the period between the date hereof and the Closing Date). The Company shall keep Merger SPV informed on a prompt basis with respect to any change to the material terms of any such Company Acquisition Proposal (and in no event later than twenty-four (24) hours following any such change), including providing Merger SPV with a copy of any draft agreements and modifications thereof.

(c) Upon the execution of this Agreement, the Company shall, and shall cause its Subsidiaries, its and their respective officers, directors and employees, and the Special Committee, and shall use its reasonable best efforts to cause its and their respective Representatives to, immediately cease and terminate any existing activities, discussions or negotiations between the Company or any of its Subsidiaries or any of their respective officers, directors, employees or Representatives or the Special Committee, and any Person that relate to any Company Acquisition Proposal and shall use reasonable best efforts to obtain the prompt return or destruction of any confidential information previously furnished to such Persons with respect thereto within twelve (12) months prior to the date hereof.

(d) Except as otherwise provided in Section 6.02(e), the Special Committee and/or the Company Board may not (i) withhold, withdraw or modify, or publicly propose to withhold, withdraw or modify, the Company Board Recommendation in a manner adverse to Merger SPV or make any statement, filing or release, in connection with obtaining the Stockholder Approval or otherwise, inconsistent with the Company Board Recommendation, (ii) approve, endorse or recommend any Company Acquisition Proposal (any of the foregoing set forth in clauses (i) and (ii), a “Change in Recommendation”) or (iii) enter into a written definitive agreement providing for a Company Acquisition Transaction.

(e) The Special Committee or Company Board may at any time prior to receipt of the Stockholder Approval (i) effect a Change in Recommendation in respect of a Company Acquisition Proposal, and/or (ii) if it elects to do so in connection with or following a Change in Recommendation, terminate this Agreement pursuant to Section 9.01(e) in order to enter into a written definitive agreement providing for a Company Acquisition Transaction, if (and only if): (A) a Company Acquisition Proposal is made to the Company by a third party, and such offer is not withdrawn; (B) the Special Committee or Company Board determines in good faith after consultation with outside legal counsel and a financial advisor that such offer constitutes a Company Superior Offer; and (C) following consultation with outside legal counsel, the Special Committee or the Company Board determines that failure to take such action would be reasonably likely to result in a breach of its respective fiduciary duties under applicable Law; (D) the Special Committee or the Company provides Merger SPV five (5) Business Days’ prior written notice of its intention to take such action, which notice shall include the information with respect to such Company Superior Offer that is specified in Section 6.02(b) (it being understood that any material revision or amendment to the terms of such Company Superior Offer shall require a new notice and, in such case, all references to five (5) Business Days in this Section 6.02(e) shall be deemed to be two (2) Business Days); and (E) at the end of the five (5) Business Day period described in clause (D), the Special

Committee or the Company Board again makes the determination in good faith after consultation with outside legal counsel and a financial advisor (after negotiating in good faith with Merger SPV and its Representatives if requested by Merger SPV during such five (5) Business Day period regarding any adjustments or modifications to the terms of this Agreement proposed by Merger SPV and taking into account any such adjustments or modifications) that the Company Acquisition Proposal continues to be a Company Superior Offer and, after consultation with outside legal counsel, that the failure to take such action would be reasonably likely to result in a breach of its respective fiduciary duties under applicable Law.

(f) During the period from the date of this Agreement through the earlier of the Effective Time or the date this Agreement is terminated in accordance with the provisions of Section 9.01, neither the Company nor any of its Subsidiaries shall terminate, amend, modify or waive any provision of any confidentiality agreement to which it is a party relating to a proposed business combination involving the Company or any standstill agreement to which it is a party unless the Special Committee or the Company Board determines in good faith, after consultation with outside legal counsel, that failure to take such action would be reasonably likely to result in a breach of its respective fiduciary duties under applicable Law. During such period, the Company or its Subsidiaries, as the case may be, shall enforce, to the fullest extent permitted under applicable Law, the provisions of any such agreement, including by obtaining injunctions to prevent any breaches of such agreements and to enforce specifically the terms and provisions thereof in each case except to the extent that the Special Committee or the Company Board determines in good faith, after consultation with outside legal counsel, that taking such action would be reasonably likely to result in a breach of its respective fiduciary duties under applicable Law.

ARTICLE VII

ADDITIONAL AGREEMENTS

Section 7.01    Preparation of the Proxy Statement and Schedule 13E-3- Stockholders’ Meeting.

(a) Proxy Statement.    As soon as reasonably practicable following the date of this Agreement, the Company shall prepare and file the Proxy Statement with the SEC. The Company shall cause the Proxy Statement to be mailed to the Stockholders as promptly as practicable after the SEC confirms that it has no comments, or no further comments, with respect to the Proxy Statement. Merger SPV shall furnish to the Company all information as may be reasonably requested by the Company in connection with the preparation, filing and distribution of the Proxy Statement. No filing of, or amendment or supplement to, the Proxy Statement will be made by the Company without providing Merger SPV a reasonable opportunity to review and comment thereon. If, at any time prior to the Effective Time, any information relating to the Company or Merger SPV, or any of their respective Affiliates, directors or officers, should be discovered by the Company or Merger SPV which should be set forth in an amendment or supplement to the Proxy Statement, so that such document would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they are made, not misleading, the party which discovers such information shall promptly notify the other party hereto and an appropriate amendment or supplement describing such information shall be promptly filed with the SEC and, to the extent required by Law, disseminated to the Stockholders. The parties shall notify each other promptly of the receipt of any comments from the SEC or the staff of the SEC and of any request by the SEC or the staff of the SEC for amendments or supplements to the Proxy Statement or for additional information and shall supply each other with copies of all correspondence between it or any of its Representatives, on the one hand, and the SEC or the staff of the SEC, on the other hand, with respect to the Proxy Statement or the Merger.

(b) Schedule 13E-3.    Concurrently with the initial filing of the Proxy Statement with the SEC, Merger SPV and its Affiliates shall, in cooperation with and subject to the approval of the Special Committee, prepare and file with the SEC, together with the Company, the Schedule 13E-3. Merger SPV and the Company shall cause the

Schedule 13E-3 to comply with the rules and regulations promulgated by the SEC and respond promptly to any comments of the SEC or its staff regarding the Schedule 13E-3. Each party agrees to provide the other party and its counsel and the Special Committee with copies of any comments that such party or its counsel may receive from the staff of the SEC regarding the Schedule 13E-3 promptly after receipt thereof. The Company shall promptly furnish to Merger SPV all information concerning the Company and its executive officers and directors as may reasonably be requested in connection with the preparation of the Schedule 13E-3. The Company and its counsel and the Special Committee shall be given a reasonable opportunity to review and comment on the Schedule 13E-3 and each supplement, amendment or response to comments with respect thereto prior to filing with or delivering to the SEC.

(c) Stockholders’ Meeting.    The Company shall, as soon as reasonably practicable following the date of this Agreement and the receipt of clearance of the Proxy Statement from the SEC, establish a record date for, duly call, give notice of, convene and hold a meeting of the Stockholders (the “Stockholders’ Meeting”) for the purpose of obtaining the Stockholder Approval; provided that such date may be extended to the extent reasonably necessary to permit the Company to file and distribute any material amendment to the Proxy Statement and the Schedule 13E-3 as is required by applicable Law. Subject to Section 6.02, the Company Board shall recommend to the Stockholders adoption of this Agreement and the Merger and shall include the Company Board Recommendation in the Proxy Statement. Any materials to be submitted to the Stockholders in connection with the solicitation of their approval of this Agreement and the Merger shall be subject to review by Merger SPV and Merger SPV shall have a reasonable opportunity to comment on such materials and the Company shall include in such materials comments reasonably proposed by Merger SPV. A Change in Recommendation permitted by Section 6.02 will not constitute a breach by the Company of this Agreement. The Company may engage one or more proxy solicitors in connection with the solicitation of proxies or votes from the Stockholders to be cast at the Stockholders’ Meeting. The Company shall use its commercially reasonable efforts to obtain the approval or consent of as many of the Stockholders as possible as promptly as practicable following the date hereof.

Section 7.02    Access to Information; Confidentiality.

(a) Access.    During the Interim Period, to the extent permitted by applicable Law, the Company shall afford to Merger SPV, and to Merger SPV’s Representatives, reasonable access during normal business hours and upon reasonable prior notice to the Company to all its and its Subsidiaries’ properties, books, Contracts, commitments, personnel and records; provided that such access shall not unreasonably disrupt the operations of the Company or its Subsidiaries; and provided further, that the Company shall not be required to (or to cause any of its Subsidiaries to) afford such access to the extent that doing so would result in the loss of attorney-client privilege or violate confidentiality obligations owing to third parties.

(b) Hold Confidential.    Except for disclosures expressly permitted by the terms of this Agreement, Merger SPV shall hold, and shall cause its accountants, counsel, financial advisors and other Representatives to hold, all information received from the Company, directly or indirectly, in confidence and not make any public disclosure thereof; provided, that the foregoing shall not prevent Merger SPV from disclosing such information (i) to the extent required by applicable Law or by a Governmental Entity (including, inter alia, in any Schedule 13D or 13E-3 filing that Merger SPV is required to make), and (ii) to the extent such information is or becomes generally available to the public other than by disclosure by Merger SPV or any Affiliate or Representative of Merger SPV.

Section 7.03    Reasonable Best Efforts.

(a) Actions.    Upon the terms and subject to the conditions set forth in this Agreement, each of the parties agrees to use its reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other parties in doing, all things necessary, proper and advisable to consummate and make effective, as promptly as practicable, the Merger and the other transactions contemplated by this Agreement, including using reasonable best efforts to accomplish the following: (i) that the conditions set forth in Article VIII are satisfied; (ii) the obtaining of all necessary actions or nonactions, waivers, consents, clearances, and approvals from Governmental Entities and non-governmental third parties and the making of all necessary registrations, notices and filings (including filings with Governmental Entities); and (iii) the obtaining of all necessary consents, approvals or waivers from third parties. Subject to first having used all reasonable best efforts to negotiate a resolution of any objections underlying such lawsuits or other legal proceedings, Merger SPV shall use reasonable best efforts to defend and contest any lawsuits or other legal proceedings, whether judicial or administrative, challenging this Agreement or the consummation of the Merger or the other transactions contemplated by this Agreement, including seeking to have any stay, temporary restraining order, or preliminary injunction entered by any Governmental Entity vacated or reversed.

(b) Filings.    The Company and Merger SPV shall cooperate and consult with each other in connection with the making of all such filings, notifications and any other material actions pursuant to this Section 7.03, subject to applicable Law, by permitting counsel for the other party to review in advance, and consider in good faith the views of the other party in connection with, any proposed material written communication to any Governmental Entity and by providing counsel for the other party with copies of all filings and submissions made by such party and all correspondence between such party (and its advisors) with any Governmental Entity and any other information supplied by such party and such party’s Affiliates to a Governmental Entity or received from such a Governmental Entity in connection with the transactions contemplated by this Agreement; provided, however, that material may be redacted (x) as necessary to comply with contractual arrangements, and (y) as necessary to address good faith legal privilege or confidentiality concerns. Neither party shall file any such document or take such action if the other party has reasonably objected (and not withdrawn its objection) to the filing of such document or the taking of such action on the grounds that such filing or action would reasonably be expected to either (i) prevent, materially delay or materially impede the consummation of the Merger or the other transactions contemplated hereby, or (ii) cause a condition set forth in Article VIII to not be satisfied in a timely manner. Neither party shall consent to any voluntary extension of any statutory deadline or waiting period or to any voluntary delay of the consummation of the transactions contemplated by this Agreement at the behest of any Governmental Entity without the consent of the other party.

(c) Advise of Changes.    Each of the Company and Merger SPV will promptly inform the other party upon receipt of any material communication from any Governmental Entity regarding any of the transactions contemplated by this Agreement. If the Company or Merger SPV (or any of their respective Affiliates) receives a request for additional information or documentary material from any such Governmental Entity that is related to the transactions contemplated by this Agreement, then such party will endeavor in good faith to make, or cause to be made, as soon as reasonably practicable and after consultation with the other party, an appropriate response in compliance with such request. The parties agree not to participate, or to permit their Affiliates to participate, in any substantive meeting or discussion with any Governmental Entity in connection with the transactions contemplated by this Agreement unless it so consults with the other party in advance and, to the extent not prohibited by such Governmental Entity, gives the other party the opportunity to attend and participate. Each party will advise the other party promptly of any understandings, undertakings or agreements (oral or written) which the first party proposes to make or enter into with any Governmental Entity in connection with the transactions contemplated by this Agreement. In furtherance and not in limitation of the foregoing, Merger SPV will use all reasonable efforts to resolve any objections that may be asserted with respect to the transactions contemplated by this Agreement under any antitrust, competition or trade regulatory Laws, including (subject to first having used all reasonable efforts to negotiate a resolution to any such objections) contesting and resisting any action or proceeding and to have vacated, lifted, reversed or overturned any decree, judgment, injunction or other Order, whether temporary, preliminary or permanent, that is in effect and that prohibits, prevents or restricts consummation of the Merger or the other transactions contemplated by this Agreement and to have such statute, rule, regulation, decree, judgment, injunction or other Order repealed, rescinded or made inapplicable so as to permit consummation of the transactions contemplated by this Agreement.

(d) Limitations or Actions.    Notwithstanding anything herein to the contrary, no party is required to, and the Company may not, without the prior written consent of Merger SPV, become subject to, consent or agree to, or otherwise take any action with respect to, any requirement, condition, limitation, understanding, agreement or Order to sell, to hold separate or otherwise dispose of, or to conduct, restrict, operate, invest or otherwise change the assets or business of the Company or Merger SPV, or any of their Affiliates in any manner which, individually or in the aggregate with all other such requirements, conditions, understandings, agreements and Orders, could reasonably be expected to have a Material Adverse Effect on the combined business, financial condition or results of operations of Merger SPV and the Company and its Subsidiaries taken as a whole. Notwithstanding anything in this Agreement to the contrary, the Company will, upon the reasonable request of Merger SPV, become subject to, or consent or agree to or otherwise take any action with respect to, any requirement, condition, understanding, agreement or Order to sell, to hold separate or otherwise dispose of, or to conduct, restrict, operate, invest or otherwise change the assets or business of the Company or any of its Affiliates, so long as such requirement, condition, understanding, agreement or Order is binding on the Company only in the event that the Closing occurs.

(e) Action as to Laws.    The Company and the Company Board shall (i) use reasonable best efforts to ensure that no state takeover Law or similar Law is or becomes applicable to this Agreement, the Merger or any of the other transactions contemplated by this Agreement, and (ii) if any state takeover Law or similar Law becomes applicable to this Agreement, the Merger or any of the other transactions contemplated by this Agreement, use reasonable best efforts to ensure that the Merger and the other transactions contemplated by this Agreement may be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise to minimize the effect of such Law on this Agreement, the Merger and the other transactions contemplated by this Agreement.

Section 7.04    Indemnification Exculpation and Insurance.

(a) Assumption.    Merger SPV acknowledges and agrees that the Surviving Corporation shall by operation of law assume the obligations with respect to all rights to indemnification, defense and exculpation from liabilities, including advancement of expenses, for acts or omissions occurring at or prior to the Effective Time now existing in favor of the current or former directors, officers, employees or agents of the Company or any of its Subsidiaries (each an “Indemnified Party”) to the same extent as provided in the Company’s or any of its Subsidiaries’ certificate or articles of incorporation, bylaws or other organizational documents or any indemnification Contract between such Indemnified Parties (in each case, as in effect on the date of this Agreement), without further action, as of the Effective Time and such obligations shall survive the Merger and shall continue in full force and effect in accordance with their terms for a period of not less than six (6) years from the Effective Time and that all rights to indemnification, defense or exculpation, as well as to advancement of expenses (including, but not limited to, legal fees), in respect of any action pending or asserted or any claim made within such period shall continue until the full, final and non-appealable disposition of such action or resolution of such claim.

(b) Effect on Successor.    In the event that the Surviving Corporation or any of its successors or assigns (i) consolidates with or merges into any other Person and is not the continuing or surviving corporation or entity of such consolidation or merger, or (ii) transfers or conveys all or substantially all of its properties and other assets to any Person, then, and in each such case, the Surviving Corporation shall not consummate any such action unless the Surviving Corporation shall cause proper provision to be made so that the successors and assigns of the Surviving Corporation shall expressly assume the obligations set forth in this Section 7.04 and shall not terminate or modify such obligations in a manner as to adversely affect any Indemnified Party.

(c) Insurance.    Merger SPV, on behalf of the Surviving Corporation, shall obtain as of the Closing Date a prepaid “tail” insurance policy with a claims period of six (6) years from the Closing Date with at least the same coverage and amounts, and containing terms and conditions that are not less advantageous to the directors and officers of the Company, in each case with respect to claims arising out of or relating to events which occurred on or prior to the Closing Date (including in connection with the transactions contemplated by this Agreement). At the Closing, Merger SPV shall deliver to the Company evidence of such tail insurance coverage reasonably satisfactory to the Company.

(d) Benefit.    The provisions of this Section 7.04 (i) are intended to be for the benefit of, and will be enforceable by, each Indemnified Party, his or her heirs and his or her representatives, and (ii) are in addition to, and not in substitution for, any other rights that any such Person may have by Contract or otherwise, including, without limitation, rights to indemnification or contribution. It is expressly agreed that the Indemnified Parties shall be third party beneficiaries of this Section 7.04. The agreements and covenants contained in this Section 7.04 shall not be deemed to be exclusive of any other rights to which any Indemnified Party is entitled, whether pursuant to Law, Contract or otherwise. Nothing in this Agreement is intended to, shall be construed to or shall release, waive or impair any rights to directors’ and officers’ insurance claims under any policy that is or has been in existence with respect to the Company or its officers, directors and employees, it being understood and agreed that the indemnification provided for in this Section 7.04 is not prior to, or in substitution for, any such claim under any such policies.

Section 7.05    Fees and Expenses.    All Expenses incurred in connection with this Agreement, the Merger and the other transactions contemplated by this Agreement shall be paid by the party incurring such Expenses, whether or not the Merger is consummated. The Company shall pay any and all Expenses reasonably incurred and duly documented by the Special Committee or such other members of the Company Board in connection with the Merger, including but not limited to the reasonable fees and expenses of the Financial Advisor and counsel to the Special Committee, provided such expenses shall not exceed $425,000. Notwithstanding the foregoing, in the event that this Agreement is terminated by Merger SPV pursuant to Section 9.1(f) hereunder and, within 12 months after the termination of this Agreement, the Company enters into a Company Acquisition Transaction to sell all or substantially all of its capital stock or assets the Company shall pay the Merger SPV any and all Expenses reasonably incurred and duly documented by the Merger SPV in connection with the Merger up to a maximum of $75,000.

Section 7.06    Public Announcements.    Merger SPV and the Company shall consult with each other before issuing, and give each other the opportunity to review and comment upon, any press release or other public statements with respect to the transactions contemplated by this Agreement, including the Merger, and shall not issue any such press release or make any such public statement prior to such consultation, except as such party may reasonably conclude may be required by applicable Law, court process or by obligations pursuant to any listing agreement with any national securities exchange. The parties agree that the initial press release to be issued with respect to the transactions contemplated by this Agreement shall be in the form heretofore agreed to by the parties.

ARTICLE VIII

CONDITIONS PRECEDENT

Section 8.01    Conditions to Each Party’s Obligation to Effect the Merger.

The respective obligation of each party to effect the Merger is subject to the satisfaction on or prior to the Closing Date of the following conditions:

(a) Stockholder Approval.    The Company shall have obtained the Stockholder Approval in accordance with applicable Law and the certificate of incorporation and bylaws of the Company.

(b) No Injunctions or Restraints.    There shall not be in effect any statute, regulation, order, decree or judgment of any Governmental Entity which makes illegal or enjoins or prevents the consummation of the Merger.

Section 8.02    Conditions to Obligations of Merger SPV.    The obligations of Merger SPV to effect the Merger are further subject to the satisfaction or (to the extent permitted by Law) waiver in writing by Merger SPV on or prior to the Closing Date of the following conditions:

(a) Representations and Warranties.    (A) The representations and warranties of the Company contained in Sections 4.03 (subject to de minimis deviations and deviations as a result of the issuance of shares of Company Common Stock upon the exercise of Company Common Stock Options or the Warrants) shall be true and correct in all respects as of the date hereof and as of the Closing Date as though made as of such date, (B) the representations and warranties of the Company contained in Sections 4.08 shall be true and correct in all material respects as of the date hereof and as of the Closing Date as though made as of such date and (C) each of the other representations and warranties of the Company contained in this Agreement shall be true and correct in all respects (determined without regard to any materiality or “Material Adverse Effect” qualifier therein) as of the date hereof and as of the Closing Date as though made as of such date, except to the extent such representations and warranties relate to an earlier date (in which case such representations and warranties shall be true and correct on and as of such earlier date), and except for such breaches of representations and warranties (determined as aforesaid) that, in the aggregate, would not have and would not reasonably be expected to have a Material Adverse Effect. Merger SPV shall have received a certificate signed on behalf of the Company by an officer of the Company to such effect dated as of the Closing Date.

(b) Performance of Obligations of the Company.    The Company shall have performed in all material respects all obligations and complied in all material respects with all covenants required by the Company under this Agreement at or prior to the Closing Date. Merger SPV shall have received a certificate signed on behalf of the Company by an officer of the Company to such effect dated as of the Closing Date.

(c) No Material Adverse Effect.    No event, occurrence, change, effect or condition of any character shall have occurred that, individually or in the aggregate, has had or would reasonably be expected to have a Material Adverse Effect.

(d) Transaction Expenses.    The Company’s aggregate liability for any broker’s, finder’s, financial or legal advisor’s fees or commissions in connection with the transactions contemplated by this Agreement shall not exceed $425,000.

(e) Dissenters’ Rights.    Stockholders holding not more than 10% of the outstanding shares of Company Common Stock shall have exercised, or have continuing rights to exercise, appraisal or dissenters’ rights under the DGCL with respect to the Transactions.

Section 8.03    Conditions to Obligation of the Company.    The obligation of the Company to effect the Merger is further subject to the satisfaction or (to the extent permitted by Law) waiver in writing by the Company on or prior to the Closing Date of the following conditions:

(a) Representations and Warranties.    The representations and warranties of Merger SPV contained in this Agreement shall be true and correct in all respects (determined without regard to any materiality or “Merger SPV Material Adverse Effect” qualifier therein) as of the date hereof and as of the Closing Date as though made as of such date, except to the extent such representations and warranties relate to an earlier date (in which case such representations and warranties shall be true and correct on and as of such earlier date), and except for such breaches of representations and warranties (determined as aforesaid) that, in the aggregate, would not have and would not reasonably be expected to have a Merger SPV Material Adverse Effect. The Company shall have received a certificate signed on behalf of Merger SPV by an executive officer of Merger SPV to such effect dated as of the Closing Date.

(b) Performance of Obligations of Merger SPV.    Merger SPV shall have performed in all material respects all obligations and complied in all material respects with all covenants required by Merger SPV under this

Agreement at or prior to the Closing Date, and the Company shall have received a certificate signed on behalf of Merger SPV by its Chief Executive Officer to such effect dated as of the Closing Date.

Section 8.04    Frustration of Closing Conditions.    Neither the Company, on the one hand, nor Merger SPV, on the other hand, may rely on the failure of any condition set forth in Section 8.01, Section 8.02 or Section 8.03, as the case may be, to be satisfied if such failure was caused by such party’s failure to act in good faith or use its reasonable best efforts to consummate the Merger and the other transactions contemplated by this Agreement, as required by and subject to Section 7.03.

ARTICLE IX

TERMINATION, AMENDMENT AND WAIVER

Section 9.01    Termination.    This Agreement may be terminated at any time prior to the Effective Time, whether before or after receipt of the Stockholder Approval:

(a) by mutual written consent of Merger SPV and the Company;

(b) by either Merger SPV or the Company:

(i) if the Merger shall not have been consummated on or before December 31, 2013 (the “Outside Date”); provided, however that the right to terminate this Agreement under this Section 9.01(b)(i) shall not be available to any party whose breach of a representation, warranty, covenant, agreement or obligation in this Agreement has (directly or indirectly) in whole or in material part been a cause of or resulted in the failure of the Merger to be consummated on or before such date;

(ii) if the Stockholder Approval shall not have been obtained at the Stockholders’ Meeting duly convened therefor or at any adjournment or postponement thereof; or

(iii) if any Governmental Entity of competent jurisdiction shall have issued or entered an injunction or similar legal restraint or order permanently enjoining or otherwise prohibiting the consummation of the Merger and such injunction, legal restraint or order shall have become final and non-appealable; provided, however, that the party seeking to terminate this Agreement pursuant to this Section 9.01(b)(iii) shall have used such reasonable best efforts as may be required by Section 7.03 to prevent, oppose and remove such injunction;

(c) by Merger SPV, if the Company shall have breached or failed to perform any of its representations, warranties, covenants or agreements set forth in this Agreement, which breach or failure to perform (i) would give rise to the failure of any condition set forth in Section 8.02, and (ii) is uncured or incapable of being cured by the Company prior to the earlier to occur of (A) thirty (30) calendar days following receipt of written notice of such breach or failure to perform from Merger SPV, or (B) the Outside Date; provided, however, that Merger SPV shall not have the right to terminate this Agreement pursuant to this Section 9.01(c) if it is then in breach of any representation, warranty, covenant or other agreement contained in this Agreement that would cause any of the conditions in Section 8.03 not to be satisfied;

(d) by the Company, if Merger SPV shall have breached or failed to perform any of its representations, warranties, covenants or agreements set forth in this Agreement, which breach or failure to perform (i) would give rise to the failure of any condition set forth in Section 8.03, and (ii) is uncured or incapable of being cured by Merger SPV prior to the earlier to occur of (A) thirty (30) calendar days following receipt of written notice of such breach or failure to perform from the Company, or (B) the Outside Date; provided, however, that the Company shall not have the right to terminate this Agreement pursuant to this Section 9.01(d) if it is then in breach of any representation, warranty, covenant or other agreement contained in this Agreement that would cause any of the conditions in Section 8.02 not to be satisfied;

(e) prior to obtaining the Stockholder Approval, by the Company, in accordance with and subject to the terms and conditions of, Section 6.02(e), provided, however, that substantially concurrently with such termination the Company enters into such Company Acquisition Transaction; or

(f) by Merger SPV, in the event that (i) the Special Committee or the Company Board shall have made a Change in Recommendation (or publicly proposes to make a Change in Recommendation), or (ii) the Company shall have failed to comply with Section 7.01(c) to include the Company Board Recommendation in the Proxy Statement.

Section 9.02    Effect of Termination.    In the event of termination of this Agreement by either the Company or Merger SPV as provided in Section 9.01, this Agreement shall forthwith become void and have no effect, without any liability or obligation on the part of Merger SPV or the Company or their directors, officers or stockholders, under this Agreement, other than the provisions of Section 7.02(b), Section 7.05, this Section 9.02 and Article X, which provisions shall survive such termination.

Section 9.03    Amendment.    This Agreement may be amended by the parties hereto at any time before or after receipt of the Stockholder Approval; provided, however, that after the Stockholder Approval shall have been obtained, there shall be made no amendment that by applicable Law requires further approval by the stockholders of the Company without such approval having been obtained. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties hereto.

Section 9.04    Extension; Waiver.    At any time prior to the Effective Time, the parties may (i) extend the time for the performance of any of the obligations or other acts of the other parties, (ii) to the extent permitted by applicable Law, waive any inaccuracies in the representations and warranties contained herein or in any document delivered pursuant hereto, or (iii) subject to the proviso to the first sentence of Section 9.03 and to the extent permitted by applicable Law, waive compliance with any of the agreements or conditions contained herein, except those agreements or conditions, which by their terms are not waivable. Any agreement on the part of a party to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party. The failure of any party to this Agreement to assert any of its rights under this Agreement or otherwise shall not constitute a waiver of such rights nor shall any single or partial exercise by any party to this Agreement of any of its rights under this Agreement preclude any other or further exercise of such rights or any other rights under this Agreement.

Section 9.05    Procedure for Termination or Amendment.    A termination of this Agreement pursuant to Section 9.01 or an amendment of this Agreement pursuant to Section 9.03 shall, in order to be effective, require, in the case of Merger SPV, action by its board of directors, and in the case of the Company, action by the Special Committee or the Company Board.

ARTICLE X

GENERAL PROVISIONS

Section 10.01    Nonsurvival of Representations, Warranties and Agreements.    None of the representations, warranties, covenants or agreements in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Effective Time, except for those covenants or agreements of the parties which by their terms contemplate performance after the Effective Time.

Section 10.02    Notices.    Except for notices that are specifically required by the terms of this Agreement to be delivered orally, all notices, requests, claims, demands and other communications hereunder shall be in writing and shall be deemed given if delivered personally, telecopied (which is confirmed) or sent by overnight courier (providing proof of delivery) to the parties at the following addresses (or at such other address for a party as shall be specified by like notice):

If to Merger SPV, to:

MSDH Inc.

500 Nickerson Road

Marlborough MA 01752

Attention: James Dore

With a copy to:

Herzog, Fox & Neeman

Asia House

4 Weizmann Street

Tel Aviv 6423904

Israel

Facsimile: [Intentionally Omitted]

Attention: Hanan O. Haviv

Janet Pahima

If to the Company, to:

Marlborough Software Development Holdings, Inc.

500 Nickerson Road

Marlborough, MA 01752

Attn: CEO

With a copy to:

Seyfarth Shaw LLP

World Trade Center East

Two Seaport Lane, Suite 300

Boston, Massachusetts 02210-2028

Attention: Gregory L. White, Esq.

Telephone: [Intentionally Omitted]

Facsimile: [Intentionally Omitted]

Email: [Intentionally Omitted]

Section 10.03    Consents and Approvals.    For any matter under this Agreement requiring the consent or approval of any party to be valid and binding on the parties hereto, such consent or approval must be in writing.

Section 10.04    Counterparts.    This Agreement may be executed in counterparts (including by facsimile or e-mail), all of which shall be considered one and the same agreement and shall become effective when two or more counterparts have been signed by all of the parties and delivered to the other parties.

Section 10.05    Entire Agreement; No Third-Party Beneficiaries.    This Agreement (including the Schedules) and any agreements entered into contemporaneously herewith constitute the entire agreement, and supersede all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter of this Agreement. Except for (i) following the Effective Time, the rights of the Company’s stockholders to receive the Merger Consideration in accordance with Section 3.01(a)(i), and (ii) the provisions of Section 7.04 hereof, this Agreement (including the Schedules) is not intended to and does not confer upon any Person other than the parties hereto any legal or equitable rights or remedies.

Section 10.06    Governing Law.    This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware, without giving effect to the conflict of law principles that would require the application of the law of another jurisdiction.

Section 10.07    Assignment.    Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned, in whole or in part, by operation of law or otherwise by any of the parties without the prior written consent of the other party, and any assignment without such consent shall be null and void; provided, however, that Merger SPV may assign any of its rights, interest and obligations under this Agreement or any related documents to any of its Affiliates without the consent of the Company, but no such assignment shall relieve the assigning party of its obligations hereunder. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of, and be enforceable by, the parties and their respective successors and assigns.

Section 10.08    Enforcement; Consent to Jurisdiction.    The parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties to this Agreement shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement, in addition to any other remedy at law or equity. In any action or proceeding between any of the parties arising out of or relating to this Agreement or any of the transactions contemplated by this Agreement, each of the parties hereto (i) irrevocably and unconditionally consents and submits to the exclusive jurisdiction and venue of the Court of Chancery of the State of Delaware, New Castle County, or, if that court does not have jurisdiction, a federal court sitting in Wilmington, Delaware (the “Chosen Courts”), (ii) agrees that it will not attempt to deny or defeat such jurisdiction by motion or other request for leave from any such Chosen Courts, and (iii) agrees that it will not bring any action relating to this Agreement or the transactions contemplated by this Agreement in any court other than the Chosen Courts. Any judgment from any such Chosen Court described above may, however, be enforced by any party in any other court in any other jurisdiction.

Section 10.09    Severability.    If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible to the fullest extent permitted by applicable Law in an acceptable manner to the end that the transactions contemplated by this Agreement are fulfilled to the extent possible.

Section 10.10    No Recourse.    This Agreement may only be enforced against, and any claims or causes of action that may be based upon, arise out of or relate to this Agreement, or the negotiation, execution or performance of this Agreement may only be made against the entities that are expressly identified as parties hereto, and no past, present or future Affiliate, director, officer, employee, incorporator, member, manager, partner, shareholder, agent, attorney or representative of any party hereto shall have any liability for any obligations or liabilities of the parties to this Agreement or for any claim based on, in respect of, or by reason of, the transactions contemplated hereby.

Section 10.11    WAIVER OF JURY TRIAL.    EACH OF THE PARTIES HERETO IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING BETWEEN THE PARTIES HERETO ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

[Signature Page Follows]

IN WITNESS WHEREOF, each of the parties has caused this Agreement and Plan of Merger to be signed by its respective officers hereunto duly authorized, all as of the date first written above.

MARLBOROUGH SOFTWARE DEVELOPMENT HOLDINGS, INC.

By:	James P. Dore
Name:	James P. Dore
Title:	EVP and Chief Financial Officer

PAGEFLEX ACQUISITIONS, INC.

By:	/s/ Pinhas Romik
Name:	Pinhas Romik
Title:	President and Chief Executive Officer

[Signature Page to Agreement and Plan of Merger]